Voz Mobile Cloud Ltd.
                             190 Middle Road, #19-05
                                 Fortune Centre
                                Singapore 688979

                                  April 3, 2013

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F St. N.E.
Washington D.C. 20549

Attention: Larry Spiegel, Assistant Director
           Greg Dundas, Attorney-Advisor
           Robert Littlepage, Accounting Branch Chief
           Robert Shapiro, Staff Accountant

Re: Voz Mobile Cloud Ltd.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed April 2, 2013
    File No. 333-185523

Dear Madam or Sir:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended ("Act"), the undersigned hereby requests that the effective date of the above referenced Registration Statement be accelerated so that the Registration Statement may become effective at 10.00 a.m., Eastern Daylight Time, on April 8, 2013, or as soon thereafter as practicable. Please call our securities counsel, David E. Wise, Esq. at (210) 323-6074 as soon as our Registration Statement is effective.

     By making this request for acceleration, the undersigned and the Company hereby acknowledge and accept their respective responsibilities under the Act and the Securities Exchange Act of 1934.

     The Company also acknowledges that:

     1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     2. The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     3. The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Voz Mobile Cloud Ltd.


By: /s/ Lawrence Lee
   -------------------------------------
   Lawrence Lee, President